UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING


                                 (CHECK ONE)
        [ ] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q
                       [ ] FORM N-SAR   [ ] FORM N-CSR


                     FOR THIS PERIOD ENDED: June 30, 2005


                                     OR

                                     [ ] TRANSITION REPORT ON FORM 10-K
                                     [ ] TRANSITION REPORT ON FORM 20-F
                                     [ ] TRANSITION REPORT ON FORM 11-K
                                     [ ] TRANSITION REPORT ON FORM 10-Q
                                     [ ] TRANSITION REPORT ON FORM N-SAR

                    FOR THE TRANSITION PERIOD ENDED: _________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I. REGISTRANT INFORMATION


Full Name of Registrant:  Iroquois Gas Transmission System, L.P.

Address of Principal Executive Offices:
One Corporate Drive, Suite 600, Shelton, CT 06484


                       PART II. RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (A)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (B)   The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (C)   The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.


                             PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

    Iroquois Gas Transmission System, L.P. (the 'Company') is unable to file its Form 10-Q by August 15, 2005 because the Company has reexamined its presentation of provision for income taxes on the consolidated statements of income and the corresponding presentation of the amounts equivalent to deferred income taxes and regulatory assets-income tax related on the consolidated balance sheets and has concluded, after research and evaluation by management and discussion with its external auditors that, as a partnership, the Company should present the consolidated statement of income without the provision for taxes and should present the consolidated balance sheet without the amounts equivalent to deferred income taxes and regulatory assets-income tax related. In addition, the presentation of these items on the consolidated statement of cash flows, the consolidated statement of partners' equity and the discussion in the notes to the financial statements are also incorrect. The Company is quantifying the effect of this matter with respect to similar adjustments for income taxes made in 2004. The Form 10-Q for the first quarter of 2005, Form 10-Qs for the second and third quarter of 2004 and Form 10-K for 2004 are expected to be restated in September 2005. The Company requires additional time to review proposed reclassifications to the consolidated statements discussed above and is reviewing its internal control structure as relating to this matter.

    The Company anticipates that it will be able to file its complete Quarterly Report on Form 10-Q by August 19, 2005.


                          PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Paul Bailey              (203) 925-7279


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes          [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Iroquois Gas Transmission System, L.P.

               (Name of Registrant as Specified in Its Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   By: /S/ Paul Bailey
                                    _________________
                                   Paul Bailey
                                   Vice President & Chief Financial Officer

Date: August 15, 2005